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SCHEDULE 13D/A

CUSIP NO. 22662K 20 7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K 20 7

(CUSIP Number)

_________

J. Virgil Waggoner

6605 Cypresswood Drive, Suite 250

Spring, Texas 77379

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

May 29, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

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CUSIP NO. 22662K 20 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Virgil Waggoner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 1,644,152
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 1,644,152
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,152 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.18% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 4,810,070 shares of Common Stock outstanding, in addition to 2,000 shares of Common Stock which may be received upon exercise of options with respect to securities beneficially owned by the reporting person (See Item 5).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 22662K 20 7

This amendment no. 5 to Schedule 13D amends and supplements items 1, 2, 3, 4 and 5 contained in the amendment no. 4 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on or about March 10, 2005 (the “Initial 13D”), by J. Virgil Waggoner, OCM GW Holdings, LLC, OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund III GP, LLC, and Oaktree Capital Management, LLC. Except with respect to Item 1 which relates to the issuer, the amendment only relates to Mr. Waggoner. The Initial 13D is amended and supplemented as follows:

Item 1. Security and Issuer

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Crimson Exploration Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 717 Texas Avenue, Suite 2900, Houston, Texas 77002. Prior to the date hereof, the Company reincorporated in Delaware for the purpose of changing its domicile from Texas to Delaware, effected a 10-for-1 reverse stock split, and relocated its principal executive offices.

Item 2. Identity and Background

J. Virgil Waggoner (“Waggoner”) is a natural person whose principal business office is 6605 Cypresswood Drive, Suite 250, Spring, Texas 77379. Waggoner is a United States citizen. Waggoner is currently chief executive officer of JVW Investments, Ltd., a private company. Waggoner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, during the last 5 years.

Item 3. Source and Amount of Funds or Other Consideration

On May 18, 2007, Waggoner gave written notice of his desire to convert to Common Stock 9,000 shares of Series E Cumulative Convertible Preferred Stock and 3,000 shares of Series H Preferred Stock, as provided for in the applicable Certificate of Designation, Preferences and Rights for each such series of preferred stock, together with stock certificates therefor, resulting in the issuance by the Company of an aggregate of 719,819 shares of Common Stock to Waggoner. No consideration was paid by Waggoner in connection with the conversion.

Item 4. Purpose of Transaction

Waggoner acquired the shares of Common Stock upon conversion of the Company’s preferred stock (described in item 3) for investment purposes. Waggoner currently holds its interest in the Company for investment purposes. Waggoner intends to continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Company’s securities will be acquired by Waggoner or whether he will dispose of the Company’s securities. At any time, additional shares of securities of the Company may be acquired or some or all of the shares of the Company’s securities held by Waggoner may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, Waggoner currently has no plan or proposal, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of his respective ongoing evaluation of this investment and investment alternatives, Waggoner may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Waggoner may hold discussions with or make formal proposals to the management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

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CUSIP NO. 22662K 20 7

Item 5. Interest in Securities of Issuer

(a) and (b)         Waggoner beneficially owns, for the purpose of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), 1,644,152 shares of the Common Stock, which includes 1,644,152 shares of Common Stock and options to purchase 2,000 shares of Common Stock, over which he has sole dispositive and voting power.

Waggoner’s current beneficial ownership represents approximately 34.18% of the shares of the Common Stock, based upon 4,810,070 shares of Common Stock issued and outstanding as of May 29, 2007, plus the 2,000 shares of Common Stock which may be received upon conversion of securities beneficially owned by Waggoner.

(c) Except as set forth herein, Waggoner has not effected any transactions in shares of the Common Stock during the past 60 days.

(d)	None.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 14, 2007

/s/ Stephen W. Schoppe, Attorney-in-fact for Mr. J. Virgil Waggoner
Signature of Reporting Person